Exhibit 99.2
Unaudited Condensed Interim Consolidated Financial Statements of
Concordia International Corp.
September 30, 2017

[2]

Concordia International Corp.
Unaudited Condensed Interim Consolidated Balance Sheets
(Stated in thousands of U.S. Dollars, except where otherwise stated)

As at	Sep 30, 2017	Dec 31, 2016
Assets
Current
Cash and cash equivalents	341,303	397,917
Accounts receivable (Note 6)	160,484	182,492
Inventory (Note 7)	82,416	92,807
Prepaid expenses	3,538	6,837
Income taxes recoverable	1,053	4,417
Interest receivable (Note 13)	47,685	20,444
Other current assets	10,807	9,110
	647,286	714,024
Intangible assets (Notes 5 & 8)	1,755,636	2,279,720
Goodwill (Note 9)	243,478	707,930
Fixed assets	4,024	5,366
Deferred income tax assets	1,420	979
Derivative financial instruments (Note 13)	—	23,555
Total Assets	2,651,844	3,731,574

Liabilities
Current
Accounts payable and accrued liabilities (Note 10)	228,098	169,493
Provisions (Note 11)	33,576	27,234
Income taxes payable	44,535	45,801
Current portion of long-term debt (Note 14)	77,863	76,492
Current portion of purchase consideration payable (Note 20)	1,942	104,039
	386,014	423,059
Long-term debt (Note 14)	3,512,523	3,469,285
Purchase consideration payable (Note 20)	7,056	7,505
Deferred income tax liabilities	148,121	181,238
Derivative financial instruments (Note 13)	75,064	27,854
Other liabilities	182	206
Total Liabilities	4,128,960	4,109,147

Shareholders' Deficit
Share capital (Note 15)	1,283,066	1,277,175
Contributed surplus	52,489	49,949
Accumulated other comprehensive loss	(292,836)	(343,824)
Deficit	(2,519,835)	(1,360,873)
Total Shareholders' Deficit	(1,477,116)	(377,573)
Total Liabilities and Shareholders' Deficit	2,651,844	3,731,574
Realignment of Capital Structure and Going Concern (Note 2)
Commitments and Contingencies (Note 18)
Subsequent Events (Note 26)

Approved and authorized for issue by the Board of Directors on November 13, 2017.

"Rochelle Fuhrmann"	"Allan Oberman"
Director (Signed)	Director (Signed)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

[3]

Concordia International Corp.
Unaudited Condensed Interim Consolidated Statements of Loss
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Three months ended		Nine months ended
	Sep 30, 2017	Sep 30, 2016	Sep 30, 2017	Sep 30, 2016
Revenue (Note 11)	154,622	185,504	475,964	645,751
Cost of sales (Notes 7 & 24)	46,012	48,470	140,627	171,258
Gross profit	108,610	137,034	335,337	474,493

Operating expenses (Note 24)
General and administrative	11,845	14,404	39,109	42,887
Selling and marketing	10,235	11,023	28,791	37,884
Research and development	7,948	8,669	23,116	27,104
Acquisition related, restructuring and other	14,266	4,251	25,649	15,659
Share-based compensation	2,999	10,069	8,426	27,315
Amortization of intangible assets (Note 8)	51,076	42,715	175,263	141,671
Impairments (Notes 8 & 9)	—	3,062	987,103	570,138
Depreciation expense	499	528	1,487	1,427
Fair value (gain) loss on purchase consideration	153	(323)	(307)	14,290
Litigation settlements (Note 18)	—	—	—	13,463
Total operating expenses	99,021	94,398	1,288,637	891,838

Operating income (loss) from continuing operations	9,589	42,636	(953,300)	(417,345)

Other income and expense
Interest and accretion expense (Note 14)	95,926	72,352	282,703	208,948
Interest income (Note 13)	(19,053)	(5,043)	(56,175)	(5,043)
Fair value (gain) loss on derivative financial instruments	21,204	—	69,310	—
Foreign exchange (gain) loss	(508)	(3,489)	670	(5,029)
Unrealized foreign exchange (gain) loss	(22,676)	59,155	(63,043)	45,902
Loss from continuing operations before tax	(65,304)	(80,339)	(1,186,765)	(662,123)

Income taxes
Current	5,019	10,060	12,765	29,983
Deferred	(838)	(15,252)	(40,568)	(41,774)
Net loss from continuing operations	(69,485)	(75,147)	(1,158,962)	(650,332)

Net income (loss) from discontinued operations	—	216	—	(213)
Net loss for the period	(69,485)	(74,931)	(1,158,962)	(650,545)

Loss per share, from continuing operations (Note 16)
Basic loss per share	(1.36)	(1.47)	(22.67)	(12.75)
Diluted loss per share	(1.36)	(1.47)	(22.67)	(12.75)

Loss per share, including discontinuing operations (Note 16)
Basic loss per share	(1.36)	(1.47)	(22.67)	(12.75)
Diluted loss per share	(1.36)	(1.47)	(22.67)	(12.75)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

[4]

Concordia International Corp.
Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss
(Stated in thousands of U.S. Dollars, except where otherwise stated)

	Three months ended		Nine months ended
	Sep 30, 2017	Sep 30, 2016	Sep 30, 2017	Sep 30, 2016
Net loss for the period	(69,485)	(74,931)	(1,158,962)	(650,545)

Other comprehensive income (loss), net of tax
Amounts that will be reclassified to net loss
Cumulative translation adjustment	16,825	(16,757)	97,242	(296,634)
Net investment hedge of GBP denominated loans (net of taxes of ($2,663) and ($7,452) (2016 - $2,529 and $11,385))	(16,788)	16,849	(46,439)	75,547
Cross currency derivative financial instruments (net of taxes) (Note 13)	62	(1,623)	185	(1,623)
Other comprehensive income (loss), net of tax	99	(1,531)	50,988	(222,710)
Total comprehensive loss	(69,386)	(76,462)	(1,107,974)	(873,255)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

[5]

Concordia International Corp.
Unaudited Condensed Interim Consolidated Statements of Changes in (Deficit) Equity
(Stated in thousands of U.S. Dollars, except where otherwise stated)

	Share Capital
	Number of Shares	Amount	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders' Equity (Deficit)
Balances, January 1, 2016	50,994,397	1,274,472	23,556	(104,293)	(37,527)	1,156,208
Dividends	—	—	—	—	(7,652)	(7,652)
Exercise of share based compensation	22,607	679	(507)	—	—	172
Share based compensation expense	—	—	27,315	—	—	27,315
Taxes for share based compensation	—	—	(1,739)	—	—	(1,739)
Net loss for the period	—	—	—	—	(650,545)	(650,545)
Net investment hedge of GBP denominated loans (net of taxes of $11,385)	—	—	—	75,547	—	75,547
Cross currency derivative financial instruments (net of taxes) (Note 13)	—	—	—	(1,623)	—	(1,623)
Cumulative translation adjustment	—	—	—	(296,634)	—	(296,634)
Balances, September 30, 2016	51,017,004	1,275,151	48,625	(327,003)	(695,724)	301,049

Balances, January 1, 2017	51,089,556	1,277,175	49,949	(343,824)	(1,360,873)	(377,573)
Exercise of share based compensation	193,119	5,891	(5,891)	—	—	—
Share based compensation expense	—	—	8,431	—	—	8,431
Net loss for the period	—	—	—	—	(1,158,962)	(1,158,962)
Net investment hedge of GBP denominated loans (net of taxes of ($7,452))	—	—	—	(46,439)	—	(46,439)
Cross currency derivative financial instruments (net of taxes) (Note 13)	—	—	—	185	—	185
Cumulative translation adjustment	—	—	—	97,242	—	97,242
Balances, September 30, 2017	51,282,675	1,283,066	52,489	(292,836)	(2,519,835)	(1,477,116)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

[6]

Concordia International Corp.
Unaudited Condensed Interim Consolidated Statements of Cash Flows
(Stated in thousands of U.S. Dollars, except where otherwise stated)

	Nine months ended
	Sep 30, 2017	Sep 30, 2016
Cash flows from operating activities
Net loss from continuing operations	(1,158,962)	(650,332)
Adjustments to reconcile net loss to net cash flows from operating activities:
Interest and accretion expense (Note 14)	282,703	208,948
Interest income (Note 13)	(56,175)	(5,043)
Depreciation and amortization	176,750	143,098
Share based compensation expense	8,426	27,315
Non-cash inventory fair value adjustments (Notes 5 & 7)	311	21,018
Fair value (gain) loss on purchase consideration	(307)	14,290
Impairments (Notes 8 & 9)	987,103	570,138
Income tax expense (recovery)	(27,803)	(11,791)
Fair value (gain) loss on derivative financial instruments (Note 13)	69,310	—
Unrealized foreign exchange (gain) loss	(63,043)	45,902
Contingent consideration paid (Note 20)	(8,890)	(6,013)
Income taxes paid	(20,801)	(15,045)
Income tax refunds	5,118	—
Other non-cash items	2,089	—
Changes in non-cash working capital (Note 25)	31,590	(32,663)
Cash flows from operating activities - continuing operations	227,419	309,822
Cash flows from operating activities - discontinued operations	—	3,251
Net cash flows from operating activities	227,419	313,073
Cash flows used in investing activities
Purchase consideration paid	—	(28,129)
Purchase of fixed assets and development costs	(1,178)	(9,981)
Proceeds from sale of assets	58	—
Interest earned	748	739
Net cash flows used in investing activities	(372)	(37,371)
Cash flows used in financing activities
Deferred financing costs paid	—	(5,062)
Proceeds from exercise of options	—	104
Repayment of long-term debt	(32,780)	(13,906)
Contingent consideration paid (Note 20)	(96,986)	(50,574)
Interest paid	(198,292)	(160,881)
Interest received	27,235	—
Dividends paid	—	(11,477)
Net cash flows used in financing activities	(300,823)	(241,796)
Net change in cash and cash equivalents	(73,776)	33,906
Effects of exchange rate changes on cash and cash equivalents	17,162	(26,738)
Cash and cash equivalents, beginning of period	397,917	155,448
Cash and cash equivalents, end of period	341,303	162,616

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

[7]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

1. Description of Business and General Information

Concordia International Corp. (the "Company", "Concordia", and together with its subsidiaries, the "Group") is an international specialty pharmaceutical company, owning or licensing, through its subsidiaries, a diversified portfolio of branded and generic prescription products. Concordia changed the composition of its business segments during the period ended March 31, 2017 from three to two reportable segments, which currently consist of Concordia North America and Concordia International, as well as a Corporate cost centre.
The Concordia North America segment has a diversified product portfolio that focuses primarily on the United States pharmaceutical market. During the period ended March 31, 2017, the Company aggregated its segments to include Orphan Drugs and Concordia North America into one reportable segment also named Concordia North America. Concordia North America operations are conducted through Concordia Pharmaceuticals Inc., S.à R.L. ("CPI") and Concordia Laboratories Inc., S.à R.L. ("CLI"). CPI has a portfolio of branded products and authorized generic contracts. CLI owns Photofrin®, for the treatment of certain forms of rare cancer. CLI is currently focusing on the use of Photofrin® for the treatment of lung cancer in line with its approved indications.
The Concordia International segment operations are conducted through Concordia Investments (Jersey) Limited and certain of its subsidiaries ("Concordia International"). Concordia International is an international specialty pharmaceutical business, owning or licensing a diversified portfolio of branded and generic prescription products, which are sold to wholesalers, hospitals and pharmacies in over 90 countries.
Both the Concordia North America and Concordia International segments have products manufactured and sold through an out-sourced production and distribution network and marketed internationally through a combination of direct sales and local partnerships, except for Photofrin® distribution in the United States, which is completed by an affiliate of the Company. Manufacturing is outsourced to a network of contract manufacturers.
The Corporate cost centre consists of centralized costs incurred by the Company, as ultimate parent company of the Group.
Concordia's business does not experience a significant amount of seasonal variation in demand.
The Company’s shares are listed for trading on the Toronto Stock Exchange ("TSX") under the symbol "CXR" and are listed for trading on the NASDAQ under the symbol "CXRX".
The registered and head office of the Company is located at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9.
These financial statements include trademarks that are protected under applicable intellectual property laws and are the property of Concordia or its affiliates or its licensors. Solely for convenience, the trademarks of Concordia, its affiliates and/or its licensors referred to in these financial statements may appear with or without the ® or TM symbol, but such references or the absence thereof are not intended to indicate, in any way, that the Company or its affiliates or licensors will not assert, to the fullest extent under applicable law, their respective rights to these trademarks. Any other trademarks used in these financial statements are the property of their respective owners.

[8]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

2. Realignment of Capital Structure and Going Concern

During the third quarter of 2017 the Company announced as part of its long-term strategy an objective to realign its capital structure, which includes an intention to significantly reduce the Company’s existing secured and unsecured debt obligations. On October 20, 2017, as part of the Company’s efforts to realign its capital structure, the Company and one of its wholly-owned direct subsidiaries commenced a court proceeding under the Canada Business Corporation Act ("CBCA"). The CBCA is a Canadian corporate statute that includes provisions that allow Canadian corporations to restructure certain debt obligations, and is not a bankruptcy or insolvency statute. The preliminary interim order issued by the Ontario Superior Court of Justice (the "Court") provides a stay of proceedings against any third party that is party to or a beneficiary of any loan, note, commitment, contract or other agreement with the Company or any of its subsidiaries, including the Company's debtholders, from exercising any rights or remedy or any proceeding, including, without limitation, terminating, demanding, accelerating, setting-off, amending, declaring in default or taking any other action under or in connection with any loan, note, commitment, contract, or other agreement of the Company and its subsidiaries.
In connection with the Company's efforts to realign its capital structure and as contemplated by the CBCA proceedings, the Company has elected to not make the following scheduled payments: an interest payment of approximately $26 million due on October 16, 2017 under Concordia’s 7.00% unsecured senior notes; approximately $2.5 million under Concordia’s unsecured, extended bridge facility due on October 23, 2017; and approximately $34 million of principal and accrued interest due on October 20, 2017 under the Company’s unsecured, two-year equity bridge facility. On November 9, 2017, the Company agreed to settle the $34 million of principal and accrued interest due under the Company's unsecured, two-year equity bridge facility at a significant discount. In addition, as part of the CBCA proceedings, the Company has agreed to terminate the $200 million revolving facility under the Company’s credit agreement, that was not drawn at the time of the commencement of the CBCA proceedings. During the CBCA proceedings, the Company intends to continue to make scheduled, ordinary course interest and amortization payments under its secured debt instruments, as applicable.
The commencement of the CBCA proceedings resulted in an event of default under the Concordia International Credit Agreement, the indenture governing the Company's 9.00% senior secured notes and the cross currency swap agreement, which defaults are subject to the stay of proceedings granted by the Court.
Future liquidity and operations of the Company are dependent on the ability of the Company to restructure its debt obligations and to generate sufficient operating cash flows to fund its on-going operations. If the Company does not complete the realignment of its capital structure through the CBCA process described above, it will be necessary to pursue other restructuring strategies, which may include, among other alternatives, proceedings under the Companies Creditors Arrangement Act (the “CCAA”) and / or a filing under the United States Bankruptcy Code. The Company may not be able to restructure and reduce its debt obligations and this results in a material uncertainty that may cast significant doubt upon the Company’s ability to continue as a going concern.
These financial statements have been prepared on a going concern basis, which asserts the Company has the ability in the near term to continue to realize its assets and discharge its liabilities and commitments in a planned manner giving consideration to the above and expected possible outcomes. Conversely, if the going concern assumption is not appropriate, adjustments to the carrying amounts of the Company's assets, liabilities, revenues, expenses and balance sheet classifications may be necessary.
As of September 30, 2017, the Group’s liquidity primarily consisted of approximately $341 million (December 31, 2016 - $398 million) of cash and cash equivalents. During the CBCA process, the Company intends to continue to operate its business and satisfy its obligations to its service providers, suppliers, contractors and employees in the ordinary course of business.

[9]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

3. Significant Accounting Policies

(a)	Basis of Presentation

These condensed interim consolidated financial statements for the three and nine month periods ended September 30, 2017 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") applicable to the preparation of interim financial statements including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements have been prepared under the historical cost convention, except for certain financial instruments that are measured at fair values. These condensed interim consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with Concordia's annual consolidated financial statements as at and for the year ended December 31, 2016.

The condensed interim consolidated financial statements are prepared in accordance with the accounting policies as set out in the Company's annual consolidated financial statements as at December 31, 2016, prepared in accordance with IFRS. The presentation of these condensed interim consolidated financial statements is consistent with the presentation of the annual consolidated financial statements. See Note 4 for a discussion of the change in estimate relating to the amortization of certain intangible assets.

The condensed interim consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars, which is also the Company’s functional currency.

(b)	Comparative Financial Information

Certain prior period balances have been re-classified to conform with the current period financial statement presentation.

(c)	Recent Accounting Pronouncements

The International Accounting Standards Board ("IASB") has not issued any significant new accounting standards that impact the Company that are not described in the Company's annual financial statements for the year ended December 31, 2016, with the exception of IFRIC 23, Uncertainty over Income Tax Treatments, issued in June 2017, as described below.

(i)	Recent accounting pronouncements not yet adopted

The following pronouncements that may be significant to the Company were issued by the IASB or the IFRS Interpretations Committee. Those pronouncements that are not applicable or do not have a significant impact to the Company have been excluded from the summary below.

The following pronouncements have not yet been adopted by the Company and are being evaluated to determine the resultant impact, as summarized below:

[10]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Revenue Recognition

IFRS 15, "Revenue from Contracts with Customers" ("IFRS 15"), provides a comprehensive five-step revenue recognition model for all contracts with customers. The IFRS 15 revenue recognition model requires management to exercise significant judgment and make estimates that affect revenue recognition. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements. The Company has not finalized its evaluation of the impact of adopting the standard, but anticipates certain areas of impact, which it will disclose in more detail when its evaluation is finalized. Such disclosure will be included in the annual consolidated financial statements as at and for the year ended December 31, 2017. The Company will adopt this standard in 2018, and where applicable, expects to use the modified retrospective approach.

Leases

IFRS 16, "Leases" ("IFRS 16"), sets out the principles for the recognition, measurement and disclosure of leases. IFRS 16 provides revised guidance on identifying a lease and for separating lease and non-lease components of a contract. IFRS 16 introduces a single accounting model for all lessees and requires a lessee to recognize right-of-use assets and lease liabilities for leases with terms of more than 12-months, unless the underlying asset is of low value. Under IFRS 16, lessor accounting for operating and finance leases will remain substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements, however it does not expect the standard to have a significant impact due to the limited volume and magnitude of leases entered into by the Company.

Uncertainty over Income Tax Treatments

On June 7, 2017, the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments ("IFRIC 23"). IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty over income tax treatments. The IFRIC 23 interpretation specifically addresses whether an entity considers uncertain tax treatments separately; the assumptions an entity makes about the examination of tax treatments by taxation authorities; how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates; and how an entity considers changes in facts and circumstances. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted. The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements.
4. Critical Accounting Estimates and Judgments and Key Sources of Estimation Uncertainty

The preparation of the condensed interim consolidated financial statements requires management to make a number of judgments, estimates and assumptions regarding recognition and measurement of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed interim consolidated financial statements, the significant judgments made by management in applying the group policies and the key sources of estimation uncertainty were the same as those applied to the consolidated annual financial statements for the year ended December 31, 2016.

Change in estimate
During the first quarter of 2017, the Company assessed the use of the straight line amortization method for certain intangible assets within the Concordia North America segment and determined that, based on recent developments and historical patterns of economic consumption, these assets should be amortized based on a declining balance model.  Specifically, the Company determined that this method of amortization better reflects the pattern in

[11]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

which the assets future economic benefits are expected to be consumed by the Company, and that based on recent historical experience and knowledge about its intangible assets, this pattern can be determined reliably.
Within the Concordia International segment management has reassessed the useful lives of the product rights that have been impaired to align with the economic life of the product rights.
This change in estimate resulted in an increase in amortization expense for the nine month period ended September 30, 2017 of approximately $64 million. The impact for the remainder of the year is estimated to be approximately $17 million.
5. Acquisitions
Products Acquisition
On June 1, 2016, the Company, through wholly owned subsidiaries, completed the acquisition of four generic products and their associated global rights (the "Products Acquisition"). The products acquired included Sodium Feredetate oral solution for the treatment of anemia, Trazadone oral solution for the treatment of depression, and antihistamine Alimemazine oral solution and tablets. The Company paid £21 million, funded through cash on hand on closing of the Products Acquisition. In addition, £7 million in earn-out payments based on certain performance and supply targets were paid on February 6, 2017.
The purchase price allocation for the Products Acquisition, including the Company's valuation of intangible assets, was finalized during the second quarter of 2017. There was no final adjustment during the second quarter of 2017 to the valuation of intangible assets at the date of acquisition.
As a result of certain competitive market factors impacting certain products acquired pursuant to the Products Acquisition, the Company recorded impairments of $14,956 during the second quarter of 2017. Refer to Note 8 for further details of these impairments.
Fair Value of Consideration Transferred

Cash purchase consideration paid	30,677
Purchase consideration payable	9,691
Total Consideration	40,368

Assets Acquired

The transaction has been accounted for as a business combination under the acquisition method of accounting. The following table summarizes the estimated fair values of the assets acquired as of the acquisition date.

	Amounts Recognized as of the Acquisition Date	Measurement period adjustments (c)	Amounts Recognized as of Jun 30, 2017
Acquired product rights (a)	37,011	73	37,084
Inventory (b)	3,357	(73)	3,284
Total fair value of consideration transferred	40,368	—	40,368

[12]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

(a) Acquired product rights have expected useful lives of 7 years.
(b) Includes a non cash fair value increase to inventory of $3,080, of which $2,769 has been recorded in cost of sales during the year ended December 31, 2016 and $311 was recorded in cost of sales during the nine months ended September 30, 2017.
(c) The measurement period adjustments were made to reflect facts and circumstances existing as of the acquisition date, and did not result from intervening events subsequent to the acquisition date. During the measurement period, the Company recorded certain adjustments to the purchase price allocation including an increase to intangible assets of $73 and a decrease to acquired inventory of $73.
6. Accounts Receivable

As at	Sep 30, 2017	Dec 31, 2016
Accounts receivable	164,084	185,414
Allowance for doubtful accounts	(3,600)	(2,922)
Total	160,484	182,492

An aging of accounts receivable balances past due but not impaired is as follows:

As at	Sep 30, 2017	Dec 31, 2016
Amounts past due (net of provision)
Past due 1 - 30 days	6,255	8,288
Past due 31 - 60 days	2,824	2,413
Past due 61 - 120 days	1,820	3,175
Past due more than 120 days	3,219	1,712
Total	14,118	15,588

Amounts past due represent accounts receivable past due based on the customer's contractual terms. The net amounts past due of approximately $14 million, which is equivalent to 9% of the net accounts receivable balance as at September 30, 2017, has been assessed for recoverability by the Company. The majority of this balance relates to customers with a long trading history with the Company, whereby no issues of collection are expected.
7. Inventory

As at	Sep 30, 2017	Dec 31, 2016
Finished goods	66,560	73,325
Raw materials	18,583	25,639
Work in process	16,412	14,429
Obsolescence reserve	(19,139)	(20,586)
Total	82,416	92,807

Inventory costs charged to cost of sales during the three and nine month periods ended September 30, 2017 were $37,871 and $114,144, respectively (2016 - $38,803 and $121,847, respectively). The three month expense includes $nil (2016 - $1,506) of non-cash fair value adjustments related to inventories acquired through the Products Acquisition disclosed in Note 5. The nine month expense includes $nil (2016 - $18,643) of non-cash fair value adjustments related to inventories acquired through the acquisition of the Concordia International segment and $311 (2016 - $2,375) of non-cash fair value adjustments related to inventories acquired through the Products Acquisition disclosed in Note 5. The Company decreased its reserve for obsolete inventory by $1,447 during the nine month period ended September 30, 2017.

[13]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

8. Intangible Assets

	Acquired Product Rights and Manufacturing Processes	Intellectual Property	Distribution Contracts	Supplier Contracts	In-Process Research and Development ("IPR&D")	All Other Intangibles	Total
Balances, January 1, 2017	2,084,594	27,825	20,684	85,187	59,600	1,830	2,279,720
Additions	—	—	—	—	888	204	1,092
Transfer from IPR&D	1,095	—	—	—	(1,095)	—	—
Amortization	(151,923)	(1,230)	(4,233)	(17,326)	—	(551)	(175,263)
Impact of foreign exchange	114,241	—	1,611	6,590	5,200	70	127,712
Impairments	(446,043)	—	—	—	(31,582)	—	(477,625)
Balances, September 30, 2017	1,601,964	26,595	18,062	74,451	33,011	1,553	1,755,636

Impairment of intangible assets
In accordance with the Company's accounting policy, IPR&D is tested for impairment annually, and also when there is an indicator of impairment. The remaining intangible assets are tested for impairment when events or changes in business circumstances indicate that the carrying amount may not be recoverable.
Summary of impairments
During the nine months ended September 30, 2017 the Company recorded impairment losses of $446,043 (2016 - $567,076) with respect to acquired product rights and manufacturing processes and $31,582 with respect to IPR&D (2016 - $nil). These asset impairments were recorded during the second quarter of 2017, with the significant impairments summarized below. For further details related to these impairment charges recorded during the second quarter of 2017, refer to the unaudited interim consolidated financial statements as at June 30, 2017.
There have been no reversals of impairment losses or any previous impairments recorded with respect to acquired product right intangible assets.
Indicators of impairment
Concordia North America
During the second quarter of 2017, management determined that certain triggering events had occurred with respect to Donnatal®, requiring management to perform a test for impairment. The triggering events included the launch of an additional competitive product in the market (refer to Note 18), as well as continued market share erosion from existing competition (refer to Note 18).
The Company recorded a $106,887 impairment with respect to Donnatal® in the statement of loss for the quarter ended June 30, 2017.

[14]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Concordia International
During the second quarter of 2017, management determined that certain triggering events had occurred with respect to certain products within the Concordia International segment. These triggering events required management to perform tests for impairment. The triggering events included continued pricing pressure, supply chain challenges, and/or increased competition on a number of products (including the anticipated launch of a competitive product to Liothyronine Sodium) resulting in a decreased forecast of future net cash inflows compared to previous forecasts.
The significant impairment charges recorded in the statement of loss during the quarter ended June 30, 2017 were as follows:

Impairment
Liothyronine Sodium	128,191
Fusidic Acid	83,263
Prednisolone	41,679
Nefopam	17,353
Alimemazine Tartrate	11,185
Prochlorperazine Mesilate	7,217
Dicycloverine	5,060

The Company also impaired other intangibles associated with manufacturing processes by $37,618 during the second quarter of 2017 primarily as a result of the revenue declines from the impaired products, including the products described above.
IPR&D
During the second quarter of 2017, it was determined that an impairment charge on certain IPR&D assets was required in the amount of $31,582. The impairment relates to projects that have been abandoned, or certain IPR&D projects with lower present day future forecasts compared with those at the time of the acquisition of the Concordia International segment.
9. Goodwill

Total
Balance, January 1, 2017	707,930
Impairment	(509,478)
Impact of foreign exchange	45,026
Balance, September 30, 2017	243,478

During the second quarter of 2017, the Company identified a triggering event requiring the Company to perform goodwill impairment testing within the Concordia International segment. The triggering event was primarily the result of events and conditions that triggered impairments on intangible assets, including acquired product rights and IPR&D, and associated revised forecasts on products as a result of on-going market competitive pressures. As a result of the impairment testing performed, the Company recorded an impairment loss of $509,478 on goodwill associated with the Concordia International segment.
The Company recorded an impairment charge using a fair value less costs of disposal model, in the statement of loss during the second quarter of 2017. The calculation of recoverable amount of the Concordia International

[15]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

group of cash generating units ("CGU") was determined using discounted cash flow projections based on financial forecasts approved by management (level 3 of fair value hierarchy) and a terminal growth assumption of 1.5%. The key assumptions and estimates used in determining the fair value are related to revenue and gross margin assumptions, which are based on the financial forecasts, estimated revenue growth rates, working capital assumptions and a discount rate of 13%.
10. Accounts Payable and Accrued Liabilities

As at	Sep 30, 2017	Dec 31, 2016
Trade payables	29,074	35,021
Accrued liabilities	72,268	69,855
Interest payable on long-term debt	72,821	44,280
Interest payable on cross currency swap contracts	53,935	20,337
Total	228,098	169,493
11. Provisions
The following table describes movements in the Company’s provisions balance by nature of provision:

	Chargebacks/Rebates/Co-pay	Returns	Inventory management	Prompt pay	Total
Balance, January 1, 2017	14,716	8,326	3,392	800	27,234
Additions	72,690	26,420	16,418	4,081	119,609
Utilization	(70,627)	(23,658)	(14,763)	(4,219)	(113,267)
Balance, September 30, 2017	16,779	11,088	5,047	662	33,576

The closing balance relates to provisions made to estimate the liabilities arising from chargebacks, rebates, returns and other price adjustments recorded as a reduction of revenue. Payments are expected within 12 months from the balance sheet date. Invoices received for such charges and estimates are shown in the accounts payable when received. The provision is for the uninvoiced portion of the charges and estimates.
12. Income Taxes

There have been no material changes to tax matters in connection with reporting periods subsequent to the filing of the Company's year ended December 31, 2016 financial statements. Refer to Note 12 in the Company’s year ended December 31, 2016 financial statements for a full description of the Company’s tax matters.

The Company is subject to income tax in numerous jurisdictions with varying tax rates. During the current period ended there was no material change to the statutory tax rates in the taxing jurisdictions where the majority of the Company’s income for tax purposes was earned or where its temporary differences or losses are expected to be realized or settled.

Although tax rates may not have changed materially, except if noted above, the Company’s organic growth and other natural shifts in revenue sources may result in a redistribution of income for tax purposes amongst taxing jurisdictions.

The Company continues to believe the amount of unrealized tax benefits appropriately reflects the uncertainty of items that are or may in the future be under discussion, audit, dispute or appeal with a tax authority or which otherwise result in uncertainty in the determination of income for tax purposes. If appropriate, an unrealized tax benefit will be realized in the reporting period in which the Company determines that realization is not in doubt.

[16]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Where the final determined outcome is different from the Company’s estimate, such difference will impact the Company’s income taxes in the reporting period during which such determination is made.
13. Derivative Financial Instruments

The Company's derivative financial instruments consisted of cross currency swap contracts (the "Currency Swaps") entered into to reduce the Company's exposure to exchange rate fluctuations between Great British Pounds ("GBP") and USD.
The Company entered into the Currency Swaps as economic hedges of certain cash flows from its Concordia International segment denominated in GBP and long term debt repayments denominated mainly in USD. The Company determines for each derivative contract entered into whether hedge accounting will be applied at inception, which is based on the facts and circumstances of each contract. The application of hedge accounting requires valuation techniques using market data that also consider movements in credit ratings and spreads. On the first derivative contract further described in (a) below, the Company applied hedge accounting on inception of the contract. As a result of volatility in market credit risk factors subsequently, the Company opted to not apply hedge accounting on the second derivative contract (further described below in (b)) and during the fourth quarter of 2016 further movements in credit ratings and spreads caused the first derivative contract to become ineffective under hedge accounting.
Payments and contractual obligations under the Currency Swaps are with the same counterparty, however are settled on a gross basis. Therefore, the fair value of the pay and receive portions along with interest payable and receivable have been presented on a gross basis within the consolidated statement of loss and comprehensive loss and balance sheet.
The Currency Swaps reduced the Company’s exposure to exchange rate fluctuations between GBP and USD, by converting certain GBP cash flows to USD over the terms of the Currency Swaps, thus fixing the interest rate and exchange rate on GBP cash flows used to fund the interest and principal payments on the related debt obligations. The Currency Swaps are guaranteed, and secured by liens created by the collateral documents under the Concordia International Credit Agreement (as defined herein).
The terms of the Currency Swaps are as follows:

Derivative Financial Instrument	Effective Date	Maturity Date	Principal Amount Receivable	Interest Rate Receivable	Principal Amount Payable	Interest Rate Payable	Implicit Rate of Foreign Exchange (USD per GBP)
August 2016 Currency Swap (a)	Aug 17, 2016	Apr 15, 2023	$382,000	10.65%	£296,930	10.29%	1.2865
November 2016 Currency Swap (b)	Nov 3, 2016	Apr 1, 2022	$350,000	9.00%	£286,580	9.95%	1.2213

(a)	The Company's cross currency swap contract that has an effective date of August 17, 2016 (the "August 2016 Currency Swap") has the following additional terms:

•	Semi-annual receipts of $20,681

•	Semi-annual payments of £15,538

•	Contractual repricing on October 13, 2020
The Company had applied hedge accounting at the inception of the contract for the August 2016 Currency Swap. However, hedge accounting has been discontinued subsequent to September 30, 2016 due to increased hedge ineffectiveness, which has resulted in the hedge no longer qualifying for hedge accounting.

[17]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The payments and receipts associated with the August 2016 Currency Swap have been reflected in the consolidated statement of loss for the period ended September 30, 2017 within interest and accretion expense and interest income, respectively. During the three and nine month periods ended September 30, 2017, the Company recorded interest income of $10,396 and $30,851, respectively, and recorded an interest expense of $10,224 and $29,568, respectively, related to the August 2016 Currency Swap. The Company also settled interest receivable of $nil (2016 – $nil) and interest payable of $nil (2016 – $nil), with the counterparty to the August 2016 Currency Swap, during the three month period ended September 30, 2017.

(b)	The Company's cross currency swap contract that has an effective date of November 3, 2016 (the "November 2016 Currency Swap") has the following additional terms:

•	Semi-annual receipts of $15,750

•	Semi-annual payments of £14,257

•	Contractual repricing on October 1, 2020
The Company has not applied hedge accounting for the November 2016 Currency Swap.
The payments and receipts associated with the November 2016 Currency Swap have been reflected in the consolidated statement of loss for the period ended September 30, 2017 within interest and accretion expense and interest income, respectively. During the three and nine month periods ended September 30, 2017, the Company recorded interest income of $7,875 and $23,625, respectively, and recorded an interest expense of $9,330 and $27,275, respectively, related to the November 2016 Currency Swap.
Fair values of derivative financial instruments
The fair values of the Currency Swaps and their classification in the consolidated balance sheet are as follows:

As at	Balance Sheet Classification	Sep 30, 2017	Dec 31, 2016
August 2016 Currency Swap	Derivative financial instruments asset (liability)	(19,455)	23,555
November 2016 Currency Swap	Derivative financial instruments asset (liability)	(55,609)	(27,854)
Total derivatives		(75,064)	(4,299)
Cash flow hedge gains (losses) in accumulated other comprehensive loss

August 2016 Currency Swap
Balance, January 1, 2017	(1,561)
Transfers to (income) loss:
Discontinuation of hedge accounting due to hedge ineffectiveness	185
Balance, September 30, 2017	(1,376)

[18]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

(Gains) losses recognized on derivative financial instruments in the unaudited condensed interim consolidated statement of loss

		Three months ended		Nine months ended
	Statement of Loss Classification	Sep 30, 2017	Sep 30, 2016	Sep 30, 2017	Sep 30, 2016
August 2016 Currency Swap	Fair value (gain) loss on derivative financial instruments	12,357	—	43,010	—
November 2016 Currency Swap	Fair value (gain) loss on derivative financial instruments	9,619	—	27,755	—
Total		21,976	—	70,765	—

On October 20, 2017, the Company was notified by the counterparty to the Currency Swaps that one or more events of default occurred under the swap agreements as a result of the Company obtaining a preliminary interim order from the Ontario Superior Court of Justice pursuant to the arrangement provisions of the CBCA. As a result of the foregoing, the counterparty to the Currency Swaps designated October 23, 2017 as the early termination date with respect to all transactions under the Currency Swaps.
14. Long-term Debt

As at	Sep 30, 2017	Dec 31, 2016
Term Loan Facilities (a)
- USD term loan	1,068,375	1,089,000
- GBP term loan	650,835	609,099
- Revolver	—	—
Bridge Facilities (b)	134,444	134,444
9.5% Senior Notes (c)	790,000	790,000
7% Senior Notes (d)	735,000	735,000
9% Senior Secured Notes (e)	350,000	350,000
Balance outstanding	3,728,654	3,707,543
Less: deferred financing costs	(138,268)	(161,766)
Total long-term debt	3,590,386	3,545,777
Less: current portion	(77,863)	(76,492)
Long-term portion	3,512,523	3,469,285

(a)
On October 21, 2015 (the "Closing Date") the Company, through a wholly owned subsidiary, completed the acquisition of 100% of the outstanding shares of Amdipharm Mercury Limited (the "Concordia International Acquisition") from Cinven, a European private equity firm, and certain other sellers (collectively the "Vendors"). To finance the Concordia International Acquisition, the Company entered into a credit agreement (the "Concordia International Credit Agreement") on October 21, 2015 pursuant to which a syndicate of lenders made available secured term loans in the aggregate amounts of $1.1 billion in one tranche (the "USD Term Loan") and £500 million in a separate tranche (the "GBP Term Loan", and together with the USD Term Loan, the "Term Loans"). In addition, the Concordia International Credit Agreement provided for a secured revolving loan of up to $200 million which commitment has been terminated subsequent to September 30, 2017. All obligations of the Company under the Term Loans are guaranteed by all current and future material subsidiaries of the Company and include security of first priority interests in the assets of the Company and its material subsidiaries. The Term Loans mature on October 21, 2021, have variable interest rates and require quarterly principal repayments. During the nine

[19]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

month period ended September 30, 2017, the Company made principal payments of $20,625 and £9,375 on the USD Term Loan and GBP Term Loan, respectively. In addition commencing in 2017, the Term Loans may require certain principal repayments calculated by reference to the Company’s excess cash flow as defined in the Concordia International Credit Agreement, calculated annually in respect of the prior year. No payments calculated by reference to the Company's excess cash flow were required to be made in 2017 with respect to 2016. Interest rates on the Term Loans are calculated based on LIBOR plus applicable margins, with a LIBOR floor of 1%. Interest expense on the Term Loans for the three and nine month periods ended September 30, 2017 was $24,835 and $72,294, respectively (2016 - $24,706 and $75,590, respectively). Commencing in 2017 the quarterly principal repayments on the Term Loans increased from a rate of 0.25% to 0.625%, and in 2019 increase to 1.25%.

(b)
On the Closing Date a syndicate of lenders also provided the Company with a senior unsecured equity bridge term loan facility of $135 million (the "Extended Bridge Loans") and a senior unsecured equity bridge term loan facility of $45 million (the "Equity Bridge Loans" and together with the Extended Bridge Loans, the "Bridge Facilities"). All obligations of the Company under the Bridge Facilities, subject to certain customary exceptions, are guaranteed by all material subsidiaries of the Company. The Extended Bridge Loans have a seven year term to maturity and an interest rate of 9.5% for two years. If the Extended Bridge Loans are not repaid on or prior to October 21, 2017 the interest rate will increase to 11.5%. On or after October 21, 2017, until October 21, 2018, lenders holding the Extended Bridge Loans may make a proposal for an offering of new securities ("Refinancing Securities") which Refinancing Securities may carry a weighted average effective yield that is up to 150 basis points greater than 11.5%. On or after October 21, 2018 the lenders holding the Extended Bridge Loans may request the exchange of the Extended Bridge Loans into bonds ("Exchange Notes") with a maturity date of October 21, 2022 and bearing interest of 11.5%. The Equity Bridge Loans have a two year term to maturity and an interest rate of 9.5%. The Bridge Facilities can be repaid in full or in part at any time. In December 2015 the Company made a principal payment of $45,000 on the Bridge Facilities which was allocated pro rata between the outstanding principal of the Bridge Facilities. Interest expense on the Bridge Facilities was $3,264 and $9,685, respectively, for the three and nine month periods ended September 30, 2017 (2016 - $3,264 and $9,727, respectively). As at September 30, 2017 and December 31, 2016, the Equity Bridge Loans with a principal balance of $33,611 have been presented as current portion of long-term debt, as they mature during the fourth quarter of 2017.

(c)
On the Closing Date, the Company issued at par $790 million 9.5% senior unsecured notes due October 21, 2022 (the "October 2015 Notes"). The October 2015 Notes require no payment of principal throughout their term. Interest on the October 2015 Notes is payable semi-annually on June 15th and December 15th of each year. Interest expense on the October 2015 Notes was $18,917 and $56,133, respectively, for the three and nine month periods ended September 30, 2017 (2016 - $19,179 and $57,121, respectively).

(d)
In connection with the acquisition of a portfolio of products from Covis Pharma S.à R.L. and Covis Injectables S.à R.L. on April 21, 2015 (the "Covis Acquisition") the Company issued at par $735 million 7.00% senior unsecured notes due April 21, 2023 (the "Covis Notes"). The Covis Notes require no payment of principal throughout their term. Interest on the Covis Notes is payable semi-annually on April 15th and October 15th of each year. Interest expense on the Covis Notes was $12,933 and $38,517, respectively, for the three and nine month periods ended September 30, 2017 (2016 - $12,933 and $38,517, respectively).

(e)
On October 13, 2016, the Company issued at par $350 million 9.00% senior secured first lien notes due April 1, 2022 (the "Secured Notes"). The Secured Notes require no payment of principal throughout their term. Interest on the Secured Notes is payable semi-annually on April 1st and October 1st of each year. Interest expense on the Secured Notes was $7,940 and $23,560, respectively, for the three and nine month periods ended September 30, 2017 (2016 - $nil and $nil, respectively).

The Company is currently not subject to the financial maintenance covenants under the Concordia International Credit Agreement. These financial maintenance covenants are applicable only in the event that the aggregate principal amount of outstanding revolving loans under the Concordia International Credit Agreement is greater

[20]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

than 30 percent of the aggregate amount, or $60 million, of the revolving facility, which facility has been terminated subsequent to September 30, 2017.

Refer to Notes 2 and 26 for details relating to the Company's CBCA proceedings, related capital structure realignment and non-payment and settlement of certain scheduled debt obligations.

The fair value of long-term debt as at September 30, 2017 was $1.9 billion (December 31, 2016 - $2.2 billion).

The following table describes movements in the Company’s long-term debt balance:

Balance, January 1, 2017	3,545,777
Repayments	(32,780)
Accretion of deferred financing fees	23,498
Impact of foreign exchange	53,891
Balance, September 30, 2017	3,590,386

Interest expense

	Three months ended		Nine months ended
	Sep 30, 2017	Sep 30, 2016	Sep 30, 2017	Sep 30, 2016
Interest expense payable in cash	67,889	60,082	200,189	180,955
Interest expense on Currency Swaps (Note 13)	19,554	4,977	56,843	4,977
Non-cash items:
Accretion of deferred financing fees	7,995	7,348	23,837	22,611
Other non-cash interest	488	(55)	1,834	405
Interest and accretion expense	95,926	72,352	282,703	208,948
15. Share Capital

The Company is authorized to issue an unlimited number of common shares.

	Number of Common Shares	$
Balances, January 1, 2017	51,089,556	1,277,175
Vesting of RSUs (defined herein)	193,119	5,891
Balances, September 30, 2017	51,282,675	1,283,066

The Company did not declare any dividends during the three month period ended September 30, 2017 (2016 - $nil). On August 12, 2016, the Company announced the suspension of its quarterly dividend payments.

[21]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

16. Loss Per Share

	Three months ended		Nine months ended
	Sep 30, 2017	Sep 30, 2016	Sep 30, 2017	Sep 30, 2016
Net loss from continuing operations for the period attributable to shareholders	(69,485)	(75,147)	(1,158,962)	(650,332)

Weighted average number of common shares in issue	51,160,216	51,017,004	51,116,083	51,014,334
Adjustments for:
Dilutive stock options	—	203,592	—	390,867
Dilutive unvested shares	1,321,108	641,994	926,887	518,492
Weighted average number of fully diluted shares	52,481,324	51,862,590	52,042,970	51,923,693

Loss per share, from continuing operations
Basic loss per share	(1.36)	(1.47)	(22.67)	(12.75)
Diluted loss per share	(1.36)	(1.47)	(22.67)	(12.75)

Loss per share, including discontinuing operations
Basic loss per share	(1.36)	(1.47)	(22.67)	(12.75)
Diluted loss per share	(1.36)	(1.47)	(22.67)	(12.75)

For the periods noted above, the computation of diluted loss per share is equal to the basic loss per share due to the anti-dilutive effect of the stock options and unvested shares.
17. Share Based Compensation

Employee Stock Option Plan
The Company has an incentive stock option plan that permits it to grant options to acquire common shares to its directors, officers, employees and others. The maximum number of common shares which may be reserved for issue under the stock option plan cannot exceed 10% of the issued and outstanding common shares of the Company on a non-diluted basis (which maximum number is inclusive of any common shares reserved for issuance pursuant to the Company’s LTIP (as defined below)). The exercise price at which any option may be exercised to acquire a common share of the Company must be not less than the lesser of (i) the closing trading price of the common shares on the date of grant and (ii) the volume-weighted average price of the common shares on the TSX for the five trading days immediately preceding the date of grant.
As at September 30, 2017, 348,266 stock options (December 31, 2016 – 728,266) were available for grant under the stock option plan. During the three months ended March 31, 2017, the Company reallocated 700,000 of its share reserve from the stock option plan to the LTIP.

[22]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Information with respect to stock option transactions for the period ended September 30, 2017 is as follows:

	Number of Stock Options	Weighted Average Exercise Price
Balance, January 1, 2017	2,134,685	$32.73
Forfeited during the year	(320,000)	37.99
Balance, September 30, 2017	1,814,685	$31.80

Weighted-average exercise price of options exercisable as at September 30, 2017		$23.72

For the three and nine month periods ended September 30, 2017, the total compensation charged against income with respect to all stock options outstanding was $1,272 and $4,309, respectively (2016 – $6,826 and $18,695, respectively).
As at September 30, 2017 outstanding stock options were as follows:

Year of Expiry	Exercise Price	Number of Stock Options	Exercisable
2022	35.66	889,000	296,333
2023	2.02 - 26.43	277,500	167,500
2024	5.88 - 31.50	409,000	409,000
2025	32.99 - 78.36	239,185	122,103
		1,814,685	994,936

Long-Term Incentive Plan
The Company has a long-term incentive plan ("LTIP"). Under the terms of the LTIP, the Board of Directors may grant units ("Units"), which may be either restricted share units ("RSUs") or deferred share units ("DSUs") to officers, directors, employees or consultants of the Company. Each Unit represents the right to receive one common share in accordance with the terms of the LTIP.
During the nine month period ended September 30, 2017, the Company authorized for issuance under the LTIP a total of 1,471,047 RSUs with a market price range of $1.46 to $1.89 vesting over 3 years.
During the nine month period ended September 30, 2017, the Company authorized for issuance under the LTIP a total of 30,033 DSUs to the Board of Directors with a market price range of $1.46 to $1.89. All of these DSUs remain outstanding as at September 30, 2017.
For the three and nine month periods ended September 30, 2017, the Company recorded share based compensation expense of $1,727 and $4,120, respectively (2016 - $3,114 and $8,491, respectively) related to the RSUs and DSUs accounted for on the basis that they will be equity-settled, with a corresponding credit to shareholders’ equity.

Certain performance based RSUs are subject to non-market based performance conditions. As at September 30, 2017 the Company assessed the actual and forecasted performance underlying these outstanding performance based RSUs, and based on that assessment, no vesting or expense has been recorded with respect to these performance based RSUs during the year.

[23]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The Company’s outstanding RSUs are as follows:

Number of RSUs
Balance, January 1, 2017	1,264,162
Issued during the period	1,471,047
Cancelled during the period	(106,100)
Vested during the period	(194,138)
Balance, September 30, 2017	2,434,971
18. Commitments and Contingencies

Lease Commitments
The Company has operating leases relating to rental commitments for its various office locations, an aircraft lease and computer and electronic equipment leases. The leases typically run for a period of months up to five years.

The below table sets forth the Company’s obligations under operating leases:

Minimum Lease Payments
2017	1,100
2018	3,995
2019	3,167
2020	1,550
2021	767
Thereafter	320
10,899

Guarantees
All directors and officers of the Company are indemnified by the Company for various items including, but not limited to, all costs to defend lawsuits or actions due to their association with the Company, subject to certain restrictions. The Company holds directors’ and officers’ liability insurance to mitigate the cost of any potential future lawsuits or actions.
In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, leasing contracts, license agreements, supply agreements, distribution agreements, information technology agreements and various product, service, data hosting and network access agreements. These indemnification arrangements may require the applicable Company entity to compensate counterparties for losses incurred by the counterparties as a result of breaches in representations, covenants and warranties provided by the particular Company entity or as a result of litigation or other third party claims or statutory sanctions that may be suffered by the counterparties as a consequence of the relevant transaction.
In connection with the acquisition of Zonegran®, the Company guaranteed the payment, performance and discharge of the purchaser's payment and indemnification obligations under the asset purchase agreement and each ancillary agreement entered into by the purchaser in connection therewith that contained payment or indemnification obligations. Pursuant to the asset purchase agreement entered into in connection with the Covis Acquisition (the "Covis Purchase Agreement") the Company guaranteed the purchaser's obligations under the

[24]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Covis Purchase Agreement. Pursuant to the share purchase agreement entered into by the Company in connection with the Concordia International Acquisition, the Company guaranteed the obligations of the purchaser under the share purchase agreement and related transaction documents.

Litigation and Arbitration
From time to time, the Company becomes involved in various legal and administrative proceedings, which include product liability, intellectual property, securities, commercial, antitrust, government and regulatory investigations, related private litigation and ordinary course employment-related issues. From time to time, the Company also initiates actions or files counterclaims. The Company could be subject to counterclaims or other suits in response to actions it may initiate. The Company believes that the prosecution of these actions and counterclaims is important to preserve and protect the Company, its reputation and its assets. Certain of these proceedings and actions are described below.

Unless otherwise indicated the Company cannot reasonably predict the outcome of these legal proceedings, nor can it currently estimate the amount of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company's business, financial condition and results of operations, and could cause the market value of its common shares and/or debt securities to decline.

The Company and certain of its former executive officers are the subject of various class action complaints relating to the Company’s August 12, 2016 press release, whereby the Company revised its 2016 guidance.  The complaints allege that the Company issued false and misleading statements to investors and/or failed to disclose that: the Company was experiencing a substantial increase in market competition against its drug Donnatal®, and other products; as a result, Concordia’s financial results would suffer, and Concordia would be forced to suspend its dividend; and as a result Concordia’s statements about its business, operations and prospects were materially false and misleading and/or lacked a reasonable basis at all relevant times. The class action lawsuits have been consolidated into a single case and a motion to dismiss this action was filed by the Company on February 20, 2017. On March 21, 2017, the plaintiffs in this action filed a response to the motion to dismiss, and on April 5, 2017 the Company filed a reply to plaintiffs' response. On July 28, 2017, the United States District Court, Southern District of New York denied the motion to dismiss in part and granted it in part. As a result, this class action continues, and the Company intends to vigorously defend itself in this matter.

The Company and certain of its former executive officers were also subject to a class action complaint alleging that the Company made false and/or misleading statements, as well as, failed to disclose material adverse facts about the Company's business operations and prospects, in the Company's Registration Statement, Prospectus and Supplemental Prospectus issued in connection with the Company's secondary offering on September 30, 2015. Specifically, the claim alleges that the statements were false and/or misleading and/or failed to disclose that: (i) the Company was experiencing a substantial increase in market competition against Donnatal®, and other products; (ii) consequently the Company's financial results would suffer and the Company would be forced to suspend its dividends; and (iii) as a result of the foregoing, the defendant's statements about the Company's business operations and prospects were false and misleading and/or lacked a reasonable basis. On June 27, 2017, the plaintiff in this action voluntarily dismissed the complaint on a without prejudice basis.

The Company and certain of its former executive officers and a former director are subject to a securities class action filed in Quebec, Canada. The amended statement of claim alleges that the Company failed to disclose adverse material facts relating to, and misrepresented, among other things, the Company's business model, growth platforms, proforma revenues and dividend payments in certain disclosures from March 23, 2016 to August 11, 2016. This class action has not yet been certified nor has leave to bring a statutory claim under securities legislation yet been granted. On June 15, 2017, the plaintiff in the action discontinued their claim against the Company's Board of Directors (other than the one former director) and certain of its former current executive officers.

On October 19, 2017, a statement of claim was filed in Ontario, Canada against the Company and certain of its former executive officers on behalf of all persons and entities, other than persons resident in Quebec, Canada,

[25]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

which alleges substantially the same claims as the Quebec action described above. This class action has not yet been certified nor has leave to bring a statutory claim under securities legislation yet been granted.

On October 25, 2016, the Company announced that the CMA commenced an investigation into various issues in relation to the UK pharmaceutical sector, and that the Concordia International segment was part of the inquiry. The CMA’s investigation includes matters that pre-date Concordia’s ownership of the Concordia International segment and relates to the Company’s pricing of certain products. The Company is fully cooperating with the investigation and the CMA has not reached a view as to whether or not it may proceed with its investigation to any finding of a competition law violation. On May 31, 2017, the Company announced that the CMA notified the Company that it was continuing its investigation after an initial stop/go decision.

On March 3, 2017, the Company announced that the CMA issued a statement of objections to a third party and one of the Company’s subsidiaries in relation to the supply of 10mg hydrocortisone tablets in the UK between 2013 and 2016. A statement of objections is a formal statement by the CMA that it considers that a competition infringement may have occurred. On May 26, 2017, the Company responded in detail to the statement of objections and on July 20, 2017 the Company attended an oral hearing to present the key points of its response to the CMA decision panel. This investigation includes matters that pre-date the Company’s ownership of the Concordia International segment.

On October 11, 2017, the Company announced that the CMA commenced additional investigations in relation to the UK pharmaceutical sector, and that the Concordia International segment and certain of its products are part of the inquiry. These investigations are at an early information gathering stage and the CMA has confirmed that, at this time, it has not reached a conclusion on whether competition law has been infringed. These investigations include matters that predate the Company's ownership of the Concordia International segment.

During the first quarter of 2016, the Company became aware that a third party had notified wholesalers, through listing services, of its intent to distribute and sell in certain US regions a non-FDA approved copy of Donnatal®. On January 6, 2016, the Company commenced a lawsuit against the third party and its principal owner claiming damages from such conduct, and on April 29, 2016 and May 3, 2016 commenced proceedings against two listing services for the continued listing of the products in their database. In May 2016, this non-FDA approved product was introduced into certain US regions. On October 4, 2016 and November 16, 2016, the Company dismissed its claims against the listing services on a without prejudice basis, respectively. On March 15, 2017, the Court ruled on the third party's motion to dismiss the Company's claim, denying such motion in part and granting it in part. On March 29, 2017, the third party filed its answer and counter claim in response to the Company's claim. On August 16, 2017, this third party filed a motion to amend its counterclaim to add factual allegations detailing the scope of the Company's campaign to disparage its products and interfere with its contractual and business relationships. On November 8, 2017, the court granted the Company's motion for leave to file its second amended complaint, permitting the Company to include its direct false advertising claim. The Company continues to pursue this lawsuit vigorously. In a similar lawsuit commenced against Method Pharmaceuticals, LLC ("Method") and its principal owner, the Company received a favorable jury verdict on April 21, 2016 and was awarded damages in the amount of approximately $733. On March 2, 2017, the United States District Court - Western District of Virginia, Charlottesville Division, granted the Company's motion for enhanced damages in part, to amend the judgment against Method and its principal owner to reflect an award of damages in the total amount of approximately $2.2 million. On March 30, 2017, Method filed a motion to reconsider the order on enhanced damages. On April 13, 2017, the Company filed an opposition to Method's motion to reconsider. On July 19, 2017, the court denied Method's motion to reconsider and further awarded the Company an additional $15 in costs. On August 30, 2017, Method filed a notice of appearance with the United States Court of Appeals for the Fourth Circuit to appeal the enhanced damages award.

During the second quarter of 2017, the Company became aware that an additional third party had launched a competitor product to Donnatal®. The Company is currently assessing its legal rights against such third party.

The Company is currently subject to a class action proceeding in relation to one of its third party distributors purportedly faxing unsolicited advertisements to market Ulesfia® in violation of the Telephone Consumer

[26]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Protection Act. On April 9, 2017, the court in this action dismissed the Company's motion to dismiss and on June 8, 2017 the court denied the Company's motion for reconsideration. On November 6, 2017, the court issued an order re-evaluating its previous finding of personal jurisdiction, which order requires the plaintiffs in this action to make a new submission rebutting the evidence submitted by defendants showing that there is no personal jurisdiction. The fax campaign that is the subject of the litigation was administered by a third party that is no longer a defendant in this litigation. The Company may not be able to secure indemnification from this third party for costs that it might incur relative to this matter and insurance defense and indemnity does not appear to be available to the Company. While certain cases of this nature have historically resolved for non-material amounts, it is difficult for the Company to quantify its potential liability, if any, at this time. Based upon known facts, the Company intends to vigorously defend itself in this litigation.

During the second quarter of 2016, the Company agreed to settle a previously disclosed arbitration proceeding commenced by a former financial advisor to the Company, whereby the financial advisor had claimed it was owed approximately $12.3 million in connection with the Covis Acquisition and $26 million in connection with the Concordia International Acquisition, plus accrued interest on such amounts. As part of the settlement, the financial advisor released all claims against the Company and the Company agreed to pay a settlement amount of $12.5 million, which has been recorded in litigation settlement along with $0.96 million associated legal costs.

On September 16, 2016, the Company announced the introduction of a bill into the U.K. House of Commons to amend and extend existing provisions of the National Health Service Act 2006 to enable the Secretary of State to help manage the cost of health service medicines. On April 27 2017, the U.K. government accorded Royal Assent to the Act. The Act introduces provisions in connection with controlling the cost of health service medicines and other medical supplies. The Act also introduces provisions in connection with the provision of pricing and other information by manufacturers, distributors and suppliers of those medicines and medical supplies. The Company continues to monitor the implementation of the Act. While the effects of the Act are unknown at this time, the Act could impose certain risks and uncertainties on the Company's operations and cash flows.
19. Financial Risk Management
The Company’s activities expose it to certain financial risks, including currency risk, interest rate risk, credit risk and liquidity risk.
The unaudited condensed interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual consolidated financial statements, and therefore should be read in conjunction with the Company's annual consolidated financial statements as at and for the year ended December 31, 2016.
Currency Risk
The Company operates primarily in USD, GBP and European Euro ("EUR"). Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations.
The table below shows the extent to which Company has net monetary assets (liabilities) in currencies other than the functional currency of the Company.

[27]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

As at	Sep 30, 2017	Dec 31, 2016
(Amounts in USD)
GBP	102,285	95,943
EUR	14,167	13,024
Indian Rupees	13,599	9,600
Swedish Krona	7,042	10,505
Australian Dollars	5,279	4,392
South African Rand	4,620	2,509
Papua New Guinea Kina	2,976	3,073
Canadian Dollars	2,427	(4,183)
Other currencies	9,800	10,104
Total	162,195	144,967

Interest Rate Risk
The long term debt which bears interest at floating rates is subject to interest rate cash flow risk resulting from market fluctuations in interest rates. Contingent consideration payable and certain long-term debt bear interest at a fixed rate of interest, and as such are subject to interest rate price risk resulting from changes in fair value from market fluctuations in interest rates. A 1% appreciation (depreciation) in the interest rate would result in the following:

	Three months ended
	Sep 30, 2017	Sep 30, 2016
Impact of a 1% increase in interest rates for contingent purchase consideration payable on net loss	(151)	(1,178)
Impact of a 1% decrease in interest rates for contingent purchase consideration payable on net loss	159	1,255
Impact of a 1% increase in interest rates above LIBOR floor for long-term debt on net loss	(5,518)	(4,727)
Credit Risk
The Company’s investment policies are designed to mitigate the possibility of deterioration of principal, enhance the Company’s ability to meet its liquidity needs and provide high returns within those parameters. Management monitors the collectability of accounts receivable and estimates an allowance for doubtful accounts. As at September 30, 2017, the allowance for doubtful accounts was $3,600 (December 31, 2016 – $2,922).

Concentrations of credit risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk primarily consist of accounts receivable.
The Company evaluates the recoverability of its accounts receivable on an on-going basis. As of September 30, 2017 the Company’s three largest U.S. wholesale customers account for approximately 28% or $45 million of net trade receivables and 18% or $87 million of total revenue. The Company does not consider there to be concentration risk within the Concordia International segment.
Liquidity Risk
The Company has a planning, budgeting and cash flow forecasting process in place to determine funds required to support the Company's normal operating requirements on an ongoing basis. Since inception, the Company

[28]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

has financed its cash requirements primarily through issuances of securities, short-term borrowings and issuances of long-term debt. The Company controls liquidity risk through management of working capital, cash flows and the availability and sourcing of financing.

Refer to Note 2 for a further discussion on the Company's realignment of its capital structure and related liquidity considerations.

The following tables summarize the Company’s significant contractual undiscounted cash flows as at September 30, 2017:

As at	Sep 30, 2017
Financial Instruments	< 3 months	3 to 6 months	6 months to 1 year	1 to 2 years	2 to 5 years	Thereafter	Total
Trade payables and accrued liabilities	101,342	—	—	—	—	—	101,342
Provisions	26,278	3,030	4,268	—	—	—	33,576
Long-term debt (a)	44,674	11,063	22,126	77,442	1,947,515	1,625,834	3,728,654
Interest on long-term debt	115,093	33,407	133,702	259,528	673,422	117,515	1,332,667
Purchase consideration payable	1,878	—	—	1,000	6,295	7,377	16,550
Derivative financial instruments(b)	6,262	—	6,993	13,987	71,001	—	98,243
	295,527	47,500	167,089	351,957	2,698,233	1,750,726	5,311,032

(a) Long-term debt cash flows include an estimate of the minimum required annual excess cash flow sweep (refer to Note 14 (a)).
(b) Derivative financial instruments reflect the interest income, interest expense and principal amounts payable to and receivable from the counterparty under the contracts.
20. Financial Instruments – Fair Value Estimation
Accounting classifications and fair values
The fair value of a financial asset or liability is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. For the financial assets and liabilities of the Company, the fair values have been estimated as described below:

Cash and cash equivalents	- approximates to the carrying amount;
Long-term debt	- based on quoted price, or by reference to observable quoted prices for similar long-term debt;
Receivables and payables	- approximates to the carrying amount

The following table presents the fair value of financial assets and financial liabilities, including their levels in the fair value hierarchy:

[29]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

As at	Sep 30, 2017
	Level 1	Level 2	Level 3	Total
Financial liabilities measured at fair value through profit or loss
Purchase consideration	—	4,296	4,702	8,998
Derivative financial instrument	—	75,064	—	75,064
	—	79,360	4,702	84,062

As at	Dec 31, 2016
	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value through profit or loss
Derivative financial instrument	—	23,555	—	23,555
	—	23,555	—	23,555

Financial liabilities measured at fair value through profit or loss
Purchase consideration	—	92,182	19,362	111,544
Derivative financial instrument	—	27,854	—	27,854
	—	120,036	19,362	139,398
The current portion of purchase consideration as at September 30, 2017 is $1,942 (December 31, 2016 - $104,039).
Measurement of fair values

Purchase Consideration	Valuation Technique	Fair Value Hierarchy	Discount Rate	Purchase Consideration as at Sep 30, 2017
Pinnacle earn-out (a)	Discounted cash flows	Level 3	19%	3,824
Pinnacle annual payments (b)	Present value	Level 2	19%	4,296
Boucher & Muir (c)	Discounted cash flows	Level 3	19%	878
Total purchase consideration				8,998
Less: current portion				(1,942)
Long-term portion				7,056
The valuation techniques used in measuring Level 2 and Level 3 fair values associated with purchase consideration and derivative financial instruments, as well as the significant unobservable inputs used are outlined below.

(a)
As part of the consideration for the acquisition of Pinnacle Biologics Inc. ("Pinnacle"), the Company has recorded a contingent consideration liability for its obligation to make additional payments to the former owners of Pinnacle. The liability represents the fair value of earn-out payments calculated as 15% of worldwide sales of Photofrin® in excess of $25,000 over the 10 calendar years following the Company’s acquisition of Pinnacle. The expected payment is determined by considering the possible scenarios of sales thresholds and the amount to be paid under such scenario and the probability of such scenario. The estimated fair value of the contingent consideration would decrease if the annual gross profit growth rates were lower and would also decrease if the market representative interest rate was higher.

[30]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

(b)
As part of the consideration for the acquisition of Pinnacle, the Company is obligated to make 10 annual payments of $1,000, with the first payment made on December 31, 2014. The obligation is subordinated and is not subject to interest. The obligation has been recorded at the present value of required payments. The estimated fair value would decrease if the market representative interest rate was higher.

(c)
In connection with the Concordia International Acquisition, the Company assumed the Boucher & Muir purchase contingent consideration. The valuation of the purchase consideration liability is dependent on earning thresholds for the 12 months ended June 2017 and June 2016, subject to a cap of Australian Dollar 3 million per year. The expected payment is determined by considering the possible scenarios of earnings threshold, the amount to be paid under each scenario and the probability of each scenario. The estimated fair value of the contingent consideration would decrease if the earnings amount was lower and would also decrease if the market representative interest rate was higher.

The Company entered into the August 2016 Currency Swap, with an obligation to pay £296,930 over the term of the contract which was to mature on April 15, 2023, at an interest rate of 10.294%. Under the August 2016 Currency Swap, the Company would receive USD $382,000 over the term of the contract which was to mature on April 15, 2023, at an interest rate of 10.650%. The valuation method used for the derivative financial instrument was a discounted cash flow regression model, which considers USD forward rates relative to GBP, interest rates, credit spreads and credit default rates, as well as other market factors. The USD to GBP exchange rate at inception of the contract on August 17, 2016 was 1.2865. The USD to GBP exchange rate at September 30, 2017 was 1.3402. The estimated fair value would increase or decrease if the market representative interest rate was lower or higher, respectively. The estimated fair value would increase or decrease if the USD to GBP exchange rate was higher or lower, respectively.

The Company entered into the November 2016 Currency Swap, with an obligation to pay £286,580 over the term of the contract which was to mature on April 1, 2022, at an interest rate of 9.95%. Under the November 2016 Currency Swap, the Company would receive USD $350,000 over the term of the contract which was to mature on April 1, 2022, at an interest rate of 9.00%. The valuation method used for the derivative financial instrument was a discounted cash flow regression model, which considers USD forward rates relative to GBP, interest rates, credit spreads and credit default rates, as well as other market factors. The USD to GBP exchange rate at inception of the contract on November 3, 2016 was 1.2213. The USD to GBP exchange rate at September 30, 2017 was 1.3402. The estimated fair value would increase or decrease if the market representative interest rate was lower or higher, respectively. The estimated fair value would increase or decrease if the USD to GBP exchange rate was higher or lower, respectively.
On October 20, 2017, the Company was notified by the counterparty to the Currency Swaps that one or more events of default occurred under the swap agreements as a result of the Company obtaining a preliminary interim order from the Ontario Superior Court of Justice pursuant to the arrangement provisions of the CBCA. As a result of the foregoing, the counterparty to the Currency Swaps designated October 23, 2017 as the early termination date with respect to all transactions under the Currency Swaps.

[31]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Reconciliation of Level 3 fair values

The following table presents movement from the opening balance to the closing balances for Level 3 fair values:

Purchase consideration
Balance, January 1, 2017	19,362
Paid during the period (a)	(13,838)
Recognized in consolidated statement of loss	(904)
Impact of foreign exchange	82
Balance, September 30, 2017	4,702

(a) The amount paid during the period does not include the final earn-out payment of $92,038 paid to the Vendors of the Concordia International segment on February 1, 2017 as this fair value measurement was transferred to Level 2 in the fourth quarter of 2016. The total purchase consideration payments made, including the amount paid to the Vendors of the Concordia International segment, amounted to $105,876 during the nine month period ended September 30, 2017.

There were no transfers between Level 2 and Level 3 during the period.

There were no changes in valuation techniques during the period.
21. Capital Management

The Company’s capital management objectives are to safeguard its ability to provide returns for shareholders and benefits for other stakeholders, by ensuring it has sufficient cash resources to fund its activities, to pursue its commercialization efforts and to maintain its ongoing operations. The Company includes long-term debt and shareholders’ deficit in the definition of capital.
The below table sets forth the Company’s capital structure:

As at	Sep 30, 2017	Dec 31, 2016
Long-term debt (Note 14)	3,728,654	3,707,543
Shareholders' Deficit	(1,477,116)	(377,573)
	2,251,538	3,329,970

[32]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

22. Segmented Reporting

Operating Segments

During the first quarter of 2017 the Company changed the composition of its reportable segments, as further described in Note 1. The Company now has two reportable segments: Concordia North America and Concordia International, as well as a Corporate cost centre. The Company has reflected this change to its segment reporting retrospectively to the comparative period of 2016 presented below. A brief description of each is as follows:
Concordia North America
The Concordia North America segment has a diversified product portfolio that focuses primarily on the United States pharmaceutical market. These products include, but are not limited to, Donnatal® for the treatment of irritable bowel syndrome; Zonegran® for the treatment of partial seizures in adults with epilepsy; Nilandron® for the treatment of metastatic prostate cancer; Lanoxin® for the treatment of mild to moderate heart failure and atrial fibrillation; Plaquenil® for the treatment of lupus and rheumatoid arthritis; and Photofrin® for the treatment of lung cancer. Concordia North America’s product portfolio consists of branded-products and authorized generic contracts. The segment’s products are manufactured through an out-sourced production network and sold primarily through a third party distribution network in the United States.
Concordia International
The Concordia International segment consists of a diversified portfolio of branded and generic products that are sold to wholesalers, hospitals and pharmacies in over 90 countries. The Concordia International segment specializes in the acquisition, licensing and development of off-patent prescription medicines, which may be niche, hard to make products. The segment’s over 200 products are manufactured and sold through an out-sourced manufacturing network and marketed internationally through a combination of direct sales and local distribution relationships. The Concordia International segment operates primarily outside of the North American marketplace.
Corporate
The Corporate cost centre represents certain centralized costs including costs associated with the Company's head office in Canada and costs associated with being a public reporting entity.

The following tables set forth operating income (loss), goodwill, total assets and total liabilities by reportable operating segment for the three and nine month periods ended September 30, 2017 and 2016.

[33]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Concordia North America	Concordia International	Corporate	Three month period ended Sep 30, 2017

Revenue	36,949	117,673	—	154,622
Cost of sales	6,931	39,081	—	46,012
Gross profit	30,018	78,592	—	108,610

Operating expenses
General and administrative	1,676	5,581	4,588	11,845
Selling and marketing	2,420	7,815	—	10,235
Research and development	2,054	5,894	—	7,948
Acquisition related, restructuring and other	112	2,114	12,040	14,266
Share based compensation	—	—	2,999	2,999
Amortization of intangible assets	21,030	30,034	12	51,076
Depreciation expense	27	409	63	499
Fair value (gain) loss on purchase consideration	153	—	—	153
Total operating expenses	27,472	51,847	19,702	99,021

Operating income (loss) from continuing operations	2,546	26,745	(19,702)	9,589

[34]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Concordia North America	Concordia International	Corporate	Three month period ended Sep 30, 2016

Revenue	48,066	137,438	—	185,504
Cost of sales	7,285	41,185	—	48,470
Gross profit	40,781	96,253	—	137,034

Operating expenses
General and administrative	2,557	6,630	5,217	14,404
Selling and marketing	5,204	5,819	—	11,023
Research and development	2,796	5,873	—	8,669
Acquisition related, restructuring and other	860	618	2,773	4,251
Share based compensation	6	—	10,063	10,069
Amortization of intangible assets	10,786	31,924	5	42,715
Impairments	3,062	—	—	3,062
Depreciation expense	19	453	56	528
Fair value (gain) loss on purchase consideration	617	(473)	(467)	(323)
Total operating expenses	25,907	50,844	17,647	94,398

Operating income (loss) from continuing operations	14,874	45,409	(17,647)	42,636

[35]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Concordia North America	Concordia International	Corporate	Nine month period ended Sep 30, 2017

Revenue	124,227	351,737	—	475,964
Cost of sales	24,560	116,067	—	140,627
Gross profit	99,667	235,670	—	335,337

Operating expenses
General and administrative	4,833	18,828	15,448	39,109
Selling and marketing	8,776	20,015	—	28,791
Research and development	6,595	16,521	—	23,116
Acquisition related, restructuring and other	236	9,255	16,158	25,649
Share based compensation	2	—	8,424	8,426
Amortization of intangible assets	78,476	96,752	35	175,263
Impairments	106,887	880,216	—	987,103
Depreciation expense	78	1,222	187	1,487
Fair value (gain) loss on purchase consideration	(154)	(749)	596	(307)
Total operating expenses	205,729	1,042,060	40,848	1,288,637

Operating income (loss) from continuing operations	(106,062)	(806,390)	(40,848)	(953,300)

[36]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

	Concordia North America	Concordia International	Corporate	Nine month period ended Sep 30, 2016

Revenue	216,923	428,828	—	645,751
Cost of sales	31,179	140,079	—	171,258
Gross profit	185,744	288,749	—	474,493

Operating expenses
General and administrative	7,890	19,639	15,358	42,887
Selling and marketing	17,557	20,327	—	37,884
Research and development	8,416	18,688	—	27,104
Acquisition related, restructuring and other	873	8,392	6,394	15,659
Share based compensation	(47)	—	27,362	27,315
Amortization of intangible assets	41,710	99,956	5	141,671
Impairments	570,138	—	—	570,138
Depreciation expense	41	1,242	144	1,427
Fair value (gain) loss on purchase consideration	2,677	4,365	7,248	14,290
Litigation settlement	13,463	—	—	13,463
Total operating expenses	662,718	172,609	56,511	891,838

Operating income (loss) from continuing operations	(476,974)	116,140	(56,511)	(417,345)

Income (loss) from continuing operations before tax includes the total operating income (loss) from continuing operations above plus other income and expense which do not form part of any reportable operating segment.

	Concordia North America	Concordia International	Corporate	Total
As at				Sep 30, 2017
Goodwill	27,966	215,512	—	243,478

Total assets	615,359	1,863,336	173,149	2,651,844

Total liabilities	57,095	399,324	3,672,541	4,128,960

As at				Dec 31, 2016
Goodwill, continuing operations	27,966	679,964	—	707,930

Total assets, continuing operations	827,758	2,585,654	318,162	3,731,574

Total liabilities, continuing operations	57,015	454,394	3,597,738	4,109,147

[37]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Geographic Information
The Company has major operations in Barbados, Canada, Ireland, Jersey, the United States and the United Kingdom. The following table sets forth revenue by geographic location based on contracted entity (excluding inter-company transactions):

For the three month period ended					Sep 30, 2017
	Barbados	United States	United Kingdom & Jersey	Ireland	All other countries	Total
Revenue	34,699	2,191	69,075	3,949	44,708	154,622

For the three month period ended					Sep 30, 2016
	Barbados	United States	United Kingdom & Jersey	Ireland	All other countries	Total
Revenue	45,945	2,121	94,064	3,437	39,937	185,504

For the nine month period ended					Sep 30, 2017
	Barbados	United States	United Kingdom & Jersey	Ireland	All other countries	Total
Revenue	116,543	7,897	230,615	10,789	110,120	475,964

For the nine month period ended					Sep 30, 2016
	Barbados	United States	United Kingdom & Jersey	Ireland	All other countries	Total
Revenue	209,435	7,488	300,020	10,295	118,513	645,751

[38]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

Product Revenue by Category
Concordia North America

	Three months ended		Nine months ended
	Sep 30, 2017	Sep 30, 2016	Sep 30, 2017	Sep 30, 2016
Branded	30,947	38,216	98,141	152,820
Authorised Generics and other	6,002	9,850	26,086	64,103
Total	36,949	48,066	124,227	216,923

Concordia International

	Three months ended		Nine months ended
	Sep 30, 2017	Sep 30, 2016	Sep 30, 2017	Sep 30, 2016
Branded	51,324	48,695	145,488	147,619
Generics	66,349	88,743	206,249	281,209
Total	117,673	137,438	351,737	428,828

[39]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

The following table sets forth assets and liabilities by geographic location (excluding inter-company balances and investments in subsidiaries):

As at	Sep 30, 2017
	Barbados	Canada	United States	United Kingdom & Jersey	Ireland	All other countries	Total

Current assets	95,138	172,641	9,370	223,433	105,373	41,331	647,286
Non-current assets	510,258	508	594	1,329,913	75,681	87,604	2,004,558
Total assets, continuing operations	605,396	173,149	9,964	1,553,346	181,054	128,935	2,651,844

Current liabilities	45,060	162,867	1,300	138,421	35,145	3,221	386,014
Non-current liabilities	10,731	3,509,674	3	197,935	—	24,603	3,742,946
Total liabilities, continuing operations	55,791	3,672,541	1,303	336,356	35,145	27,824	4,128,960

As at	Dec 31, 2016
	Barbados	Canada	United States	United Kingdom & Jersey	Ireland	All other countries	Total

Current assets	118,957	317,473	13,269	106,710	93,274	64,341	714,024
Non-current assets	694,811	689	721	1,816,920	641	503,768	3,017,550
Total assets, continuing operations	813,768	318,162	13,990	1,923,630	93,915	568,109	3,731,574

Current liabilities	44,523	129,139	2,293	207,619	31,651	7,834	423,059
Non-current liabilities	10,199	3,468,599	—	155,511	—	51,779	3,686,088
Total liabilities, continuing operations	54,722	3,597,738	2,293	363,130	31,651	59,613	4,109,147

[40]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

23. Directors and key management compensation

Compensation, consisting of salaries, performance and retention bonuses, other benefits, severance and director fees to key management personnel and directors for the three and nine month periods ended September 30, 2017 amounted to $4,542 and $9,099, respectively (2016 – $1,364 and $3,999, respectively). The compensation for the period includes severance payable to the former Chief Operating Officer and the former Chief Financial Officer.

Share based compensation expense recorded for key management and directors, for the three and nine month periods ended September 30, 2017 amounted to $1,940 and $4,345, respectively (2016 – $4,666 and $11,509, respectively).
24. Nature of expenses

The nature of expenses included in cost of sales and operating expenses are as follows:

	Three months ended		Nine months ended
	Sep 30, 2017	Sep 30, 2016	Sep 30, 2017	Sep 30, 2016
Production, manufacturing and distribution costs	46,012	48,470	140,627	171,258
Salaries, bonus and benefits	11,177	11,540	35,882	33,768
Sales and marketing expenses	6,241	7,779	18,688	28,455
Research and development expenses	5,595	6,344	15,887	20,436
Share-based compensation	2,999	10,069	8,426	27,315
Amortization and depreciation	51,575	43,243	176,750	143,098
Impairments	—	3,062	987,103	570,138
Fair value (gain) loss on purchase consideration	153	(323)	(307)	14,290
Professional fees including acquisition and restructuring	12,937	5,279	28,752	24,069
Travel expenses	754	2,140	2,183	6,644
Rent and facilities	712	700	2,049	2,027
Litigation settlements	—	—	—	13,463
Other expenses	6,878	4,565	13,224	8,135
Total	145,033	142,868	1,429,264	1,063,096
25. Non-cash working capital

Changes in non-cash working capital is comprised of:

	Nine months ended
	Sep 30, 2017	Sep 30, 2016
Accounts receivable	19,936	6,158
Inventory	10,090	(11,574)
Prepaid expenses and other current assets	1,602	5,050
Trade payables and accrued liabilities	(6,356)	(21,939)
Provisions	6,342	(10,272)
Other liabilities	(24)	(86)
Changes in non-cash working capital	31,590	(32,663)

[41]

Concordia International Corp.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Stated in thousands of U.S. Dollars, except per share amounts and where otherwise stated)

26. Subsequent Events
Deferral of unsecured interest payment due October 16, 2017
On October 16, 2017, the Company announced that in conjunction with its ongoing efforts to realign its capital structure, it decided to use a 30-day grace period to defer the payment of approximately $26 million of interest due on its $735 million unsecured notes. Refer to Note 2 of these financial statements for further disclosure.
Commencement of proceedings under the Canada Business Corporations Act (the "CBCA")
On October 20, 2017, the Company announced that it and one of its wholly-owned subsidiaries, had commenced a court proceeding under the CBCA, and that as a result certain scheduled payments under various debt agreements of the Company would not be made. Refer to Note 2 to these financial statements for further discussion related to the Company's CBCA filing.
Notification for termination of the Currency Swaps
On October 20, 2017, the counterparty to the Currency Swaps notified the Company that it would be terminating the Currency Swaps effective October 23, 2017 due to commencement of the CBCA proceedings. Any amounts owed by the Company, once agreed with the counterparty to the Currency Swaps, are expected to form part of the secured obligations. Refer to Notes 13 and 20 of these financial statements for further disclosure.

[42]